GLOBAL BLUE COMPLETES $225 MILLION STRATEGIC GROWTH EQUITY INVESTMENT FROM CERTARES AND KNIGHTHEAD

Eysins, Switzerland, June 15 2022

Global Blue Group Holding AG (NYSE: GB and GB.WS), is pleased to announce it has completed the investment agreement with CK Opportunities Wolverine S.a.r.l ("CK Opportunities"), an investment fund co-managed by Certares Opportunities LLC ("Certares"), a global travel, tourism and hospitality investment firm, and Knighthead Opportunities Capital Management, LLC ("Knighthead"), a leading credit investment management firm.

Under the terms of the agreement, dated May 5, 2022, CK Opportunities has agreed to invest $225 million, of which $180 million is for Series B preferred shares and $45 million is for common shares. Global Blue intends to use the funds to continue pursuing strategic add-on acquisitions in Payment and omnichannel Retail Technology and to fund working capital requirements associated with the significant recovery underway in its core Tax-Free Shopping business, after two years of reduced activity due to the Covid-19 pandemic.

A copy of the agreement can be obtained from the Securities and Exchange Commission's website at www.sec.gov or the investor section of the Company's website at Global Blue Group Holding AG - Investor Relations.

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212 - Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience
- **Payments services:** Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni-channel customer journey, both in-store and online

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more in formation, vis i t http://www.globalblue.com/corporate/ Pre-pandemic figures FY 2019-20 Source : G lobal Blue